Esports Technologies, Inc.

197 E. California Ave. Ste. 302

Las Vegas, NV 89104

March 4, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Esports Technologies, Inc.
Registration Statement on Form S-1
File No. 333-262228

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Esports Technologies, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on March 7, 2022, or as soon thereafter as possible on such date.

Very truly yours,

Esports Technologies, Inc.

By: /s/ James Purcell

Name: James Purcell

Title: Chief Financial Officer